Total # of pages: 19
Total # of Exhibits: 2
Exhibit Index: p2

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P.E.
11-3-03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934





For the month of November 2003 (Second Filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

PROCESSED
NOV 21 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of November 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated October 13, 2003, relating to the listing of 22,582 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 21, 2003 relating to the listing of 22,582 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 22,582 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated October 15, 2003, relating to the listing of 11,884 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 21, 2003 relating to the listing of 11,884 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 11,884 ordinary shares.	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: Consolidated Mining Management Services Limited,
its Company Secretary

By: 
Name: M. A. ELOFF
Title: Company Secretary

Dated: November 20, 2003

Exhibit 1

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22/10/2003 10:47 NO.395 P02



5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

October 13, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 22,582 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 22 582 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
22,482	R11.00
100	R6.05

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	53 570 957	shares of 1(one) cent each:	R535 709
Unissued:	21 428 719	shares of 1(one) cent each:	R214 287

2 / ....

RGB\SOS\031013-22582 DJH:CEA

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 3/15
22/10/2003 10:47 NO.395 P03

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
13 October 2003

5. The company's issued ordinary share capital after the issue of the 22,582 ordinary shares, which are the subject of this application, will be:

   53 593 539 ordinary shares of 1 (one) cent each: R535 935

   The unissued ordinary share capital will decrease to:

   21 406 137 ordinary shares of 1 (one) cent each: R214 061

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 16 October 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 13 October 2003.


_________________ DIRECTOR/ LEGAL MANAGER


_________________ COMPANY SECRETARY

_________________ SPONSOR

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22/10/2003 10:47 NO.395 P04

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 5/15
22/10/2003 10:47
22/10/03 09:32 HSBC → 0372396
22/10/03 07:10 +27 11
22 OCT. 2003 7:12 JSE LISTINGS NO. 395 P05
NO. 580 P0



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

21 October 2003
REF: TM/jvdm/9840

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2136

Dear Sir

ADDITIONAL SHARES: SHARE OPTION SCHEME

Your application for listing dated 13 October 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 22 October 2003 in respect of 22 582 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R535 935-39 divided into 53 593 539 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 6/15
22/10/2003 10:47 NO.395 006

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 22 OCTOBER 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22 OCTOBER 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (22582)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

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22/10/2003 10:47 NO.395 007

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue-price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				53 570 957	ORDS	0-01	535709-57
Total		Total	R	Total 53570957		Total	R535709-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R535 709-57

Stated capital R —

Premium account R565907725-52

Total issued capital R566 443 435-09

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				22 482	ORDS	0-01	10-99	247 302-00
				100	ORDS	0-01	6-04	605-00
Total		Total	R	Total 22582			Total	R247907-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DJ HADDON	P.O. BOX 82291	— 22 482 —	PAR VALUE
CE ANDERSON	SOUTHDALE 2135	— 100 —	ORDINARY

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22/10/2003 10:47 NO.395 008

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				53 570 957	ORDS	0-01	—	*	535 709-57
				22 482	ORDS	0-01	10-99	**	224-82
				100	ORDS	0-01	6-04	***	1-00
Total		Total R		Total 53 593 539				Total R ****	535 935-39

* 565 907 725-52
** 247 077-18
*** 604-00
**** 566 155 406-70

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 535 935-39

State capital ________ R —

Premium account (see analysis below) ________ R 566 154 060-90

Total issued capital ________ R 566 689 996-29

Certified correct.

Date 22 OCTOBER 2003 Signature [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		565 907 725-52
Premium on Allotment	247 681-18	
Less		
Issue Duty	(726-00)	
Allotment Duty	(619-80)	246 335-38
		566 154 060-90

12

Exhibit 2

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 9/15
22/10/2003 10:47 NO.395 P09



5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 209-6000
FAX +27 (11) 837-2396
www.randgold.co.za

October 15, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 11,884 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 11 884 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
11,218	R11.00
666	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	53 593 539	shares of 1(one) cent each:	R535 935
Unissued:	21 406 137	shares of 1(one) cent each:	R214 061

2 / ....

RGB\SOSW51015-11884 DJH

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 10/15
22/10/2003 10:47 NO.395 D10

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
15 October 2003

5. The company's issued ordinary share capital after the issue of the 11,884 ordinary shares, which are the subject of this application, will be:

   53 605 423 ordinary shares of 1 (one) cent each: R536 054

   The unissued ordinary share capital will decrease to:

   21 394 253 ordinary shares of 1 (one) cent each: R213 942

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 20 October 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at **JOHANNESBURG** on 15 October 2003.


______________________ DIRECTOR/ LEGAL MANAGER


______________________ COMPANY SECRETARY

______________________ SPONSOR

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 11/15
22/10/2003 10:47 NO.395 D11

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 12/15
22/10/2003 10:47
22/10/03 09:32 HSBC → 8372396 NO.395 012
22 OCT 2003 7:42 JSE LISTINGS NO.580 002



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa
Telephone: (2711) 520 7000
Web: www.jse.co.za

21 October 2003
REF: TM/jvdm/9801

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES: SHARE OPTION SCHEME

Your application for listing dated 15 October 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 22 October 2003 in respect of 11 884 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R536 054-23 divided into 53 605 423 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 13/15
22/10/2003 10:47 NO.395 013

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

(Section 93 (3))

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 22 OCTOBER 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22 OCTOBER 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (11,884)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Received 10/22/2003 04:41 in 05:12 on line [5] for TH10441 Printed 10/22/2003 06:52 * Pg 14/15
22/10/2003 10:47 NO.395 D14

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue-price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					53 593 539	ORDS	0-01	535 935-39
Total			Total	R	Total		Total	R535 935·59

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R535 936·39

Stated capital R —

Premium account R566 154 060-90

Total issued capital R566 689 996-29

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
					11 218	ORDS	0-01	10-99	123 398-00
					666	ORDS	0·01	14-99	9 990-00
Total			Total	R	Total 11 884			Total	R133 388-00

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
Total			Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D J HADDON	P.O.Box 82291	11884	PAR VALUE
	SOUTHDALE 2135		ORDINARY

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22/10/2003 10:47 NO.395 D15

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				53593539	ORDS	0-01	—	*	535935-39
				11 218	ORDS	0-01	10-99	**	112-18
				666	ORDS	0-01	14-99	***	6-66
Total		Total	R	Total 53605423				Total R ****	536 054-23

* 566 154 060-90 **** 566 287 330-06
** 123 285-82
*** 9 983-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 536 054-23

State capital R —

Premium account (see analysis below) R 566 286 270-56

Total issued capital R 566 822 324-79

Certified correct.

Date 22 October 2003 Signature David J Haddon
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account
Opening Balance R 566 154 060-90

Premium on Allotment 133269-16
Less:
Issue Duty (726-00)
Allotment Duty (1 333-50) 132 209-66

566 286 270-56 David J Haddon